UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB
           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS

 Pursuant to Section 12(b) or (g) of the Securities and Exchange
                           Act of 1934

                               24









                  AIMRITE HOLDINGS CORPORATION
     (Exact name of registrant as specified in its charter)







Nevada                                            68-0386443
(State of organization) (I.R.S. Employer Identification No.)

225 Stevens Avenue, Suite 104, Solana Beach, CA 92075
(Address of principal executive offices)

Registrant's telephone number, including area code (619) 259-7400

Registrant's Attorney: Daniel G. Chapman, Esq., 2080 E. Flamingo
Rd., Suite 112, Las Vegas, NV 89119 (702) 650-5660

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value per share,    Preferred Stock,
$0.001 par value per share

ITEM 1.   DESCRIPTION OF BUSINESS

                           Background

AimRite   Holdings  Corporation  (the  "Company")  is  a   Nevada
corporation formed as Q-Com Corp on September 6, 1988. Its principal place of business is located at 225 Stevens Avenue, Suite 104, Solana Beach, CA 92075. On March 31, 1995, the Company issued 1,750,000 shares of common stock to acquire Drink World, Inc. and changed its name to Drink World, Inc. On April 10, 1995, the Company filed amend its Articles of Incorporation changing its name to Drink World, Inc. On July 12, 1995, the acquisition of Drink World was cancelled and the stock was returned and cancelled. On July 21, 1995, the Company changed its name to AimRite Holdings Corporation (AHC) under new management and ownership. The formation of AHC was for the purpose of exploiting and manufacturing the COAST (Computer Optimized Adaptive Suspension Technology) system through a master license from a formerly-owned subsidiary, AimRite Systems International, Inc. ("ASI")

The founders were issued 1,000,000 common shares collectively at a par value of $0.01. On December 31, 1994, the Company had 1,000,000 Common Shares of $0.01 par value voting stock issued and outstanding. The Restated Articles of Incorporation filed on April 10, 1995, also authorized the Company to issue 50,000,000 shares of Common Stock with a par value of $0.001 per share, and 10,000,000 shares of Preferred Stock with a par value of $0.001 per share.

In 1995, the Company's stock underwent a 2:1 forward stock split. An additional 8,000,000 shares of the Company's common stock was issued to acquire an 80% interest in ASI. The Company then authorized a 1:20 reverse stock split. An additional 21,060,000 shares of common stock were issued to pay debts of the corporation and its subsidiaries. A total of 666,000 were issued for services or for cash. In 1997, the Company issued approximately 432,000 shares in exchange for cash, and additional 1,054,275 shares for consulting services performed, and 2,000,000 shares for a licensing agreement for its current product offering (see below). During 1998, the Company issued a total of 8,300,000 shares of common stock pursuant to Rule 504 of Regulation D, and an additional 6,000,000 shares to reduce debt. Total common shares issued and outstanding as of May 27, 1999 is 28,957,605 of which 17,700,004 shares are restricted.

On February 12 1997, the Company spun-off ASI. In conjunction with this transaction, the Company acquired the rights to the patents and technology to a computer controlled shock absorber system and a computer controlled air suspension system ASI who had acquired the systems from Advanced Suspension Technology, Inc. (AST). AHC acquired all of the assets, except patents, and all of the liabilities of ASI by returning 1,105,080 shares of ASI stock to acquire a master marketing agreement and 426,548 shares for a master license to use the patents.

Through an International Licensing and Consulting Agreement (the "Agreement"), between KENMAR Company Trust and AHC dated February 25, 1997, KENMAR obtained ownership to several patents [see "Exhibit 10.1, paragraph 1(a)]. KENMAR appointed AHC as its non-exclusive master licensee [see "Exhibit 10.1, paragraph 2(a)]. For grant of the licensing rights, AHC transferred 1,700,000 shares of stock in AimRite Systems International, Inc. and 2,000,000 shares of stock in AHC. In further consideration for the grant of license, for each sale defined in paragraph 1(d), KENMAR is entitled to receive 8% of the Company price defined in paragraph 1(c) [see "Exhibit 10.1, paragraph 3(a)]. Note: The major stock holder of the Company is also the major stockholder of AST and ASI, and the trustee for KENMAR.

AimRite has a website that can be visited at www.aimrite.com.

                       Business of Issuer

AimRite Holdings Corporation (AHC), through a master license, holds the worldwide patent rights to a revolutionary computer controlled suspension system called Computer-Optimized Adaptive Suspension Technology (COAST). This powerful system can adjust and control up to nine dynamic suspension parameters on all wheels of any land surface vehicle over 400 times per second. The Company is divided into two separate divisions. One division, the COMPUTER TECHNOLOGY DIVISION, supplies computer hardware and software and the other, the AUTOMOTIVE SYSTEMS DIVISION, supplies electronically controlled hydraulic components and systems. This organization allows the Company to better apply technology and resources to automotive, transportation, industrial and commercial markets.

The COAST concept was born in 1985. The theory of operation was presented at a major automotive conference in Michigan and later published in the November 1985 issue of IEEE Transactions on Industrial Electronics. By 1987, some simple hydraulic test devices had been developed and several patents had been issued that covered the fundamental principals of the system.

The COAST system provides performance comparable to active systems without the need for pumps or high speed servovalves. The performance is achieved utilizing inexpensive hardware similar to that required for passive systems. It is common to find complex hardware additions on active systems, but with COAST there are no pumps, hoses, servovalves, or complex sensory feedback units. COAST calculates and responds in milliseconds with comfort, balance, and strength reacting to situations impossible for conventional shocks to endure. The hardware, located at each wheel, consists of a damper, two solenoid valves, and a position sensor. A single computer at each wheel that controls response and transmits power is connected by wire to a central controller. This computer can be mounted anywhere aboard the vehicle. In appearance, it could be mistaken for a small car stereo amplifier yet can power the entire hardware system using less wattage.

The products that will be sold by AHC consist of a growing line of suspension systems adapted to fit on various automotive applications (vehicles). All of the products will use the COAST technology. Management believes that COAST is the most powerful suspension system ever offered to the automotive industry with hardware similar to that required for passive systems.

A COAST system consists of four electronically adjustable hydraulic control units ( 6 for a bus), all connected to a powerful computer controller. Each hydraulic control unit has an integral position sensor that reports the exact position of the wheel in hundredths of an inch to the controller 400 times per second. The controller then determines the optimum force for every wheel and sends a signal to each unit specifying the desired force, also 400 times per second. Each unit then generates that force, ranging from over 1,000 pounds for the SUV system to over 5,000 pounds for the bus/truck/RV system. Each system also includes a simple control panel near the driver that allows for ride comfort adjustment of the suspension, and identifies any problems or failures for quick repair. There is also an optional air spring control module that controls the ride height and automatic leveling to gravity for overnight camping for vehicles that have air suspensions (bus & RV).

The COAST system is totally automatic, continuously monitoring and controlling the vehicle's ride performance to provide soft and stable ride characteristics at all times. The COAST suspension system can be configured to any specific land surface transportation vehicle model such as cars, trucks, buses and agricultural equipment. COAST adjusts and controls up to nine dynamic areas of a vehicle's suspension 400 times per second. COAST, through its unique computer controlled adaptive suspension technology, adjusts and controls any land vehicle's suspension to simultaneously provide luxury ride and handling for highway and for off-road conditions. The nine parameters of vehicle motion are:

     1. Roll: refers to the tilt sideways of a vehicle when cornering.

     2. Pitch: refers to the tilt forward or backward when vehicle is braking, cornering, or accelerating.

     3. Sprung Natural Frequency (SNF): refers to the tendency of the vehicle to oscillate on the springs when started in motion. The spring rate and vehicle weight determines the natural frequency of motion, typically about 1 Hz.

     4. Unsprung Natural Frequency (UNF): refers to the tendency of the wheel to oscillate between the spring and the road surface when started in motion. The spring rate and wheel axle weight determines the natural frequency of motion, typically about 10 Hz.

     5. Stored Energy (SE): the energy stored in a spring when compressed. For the purposes of COAST, it refers to the energy in a suspension spring when it has been compressed beyond its normal position such as when a vehicle enters a steep driveway. The wheels compress upwards toward the chassis when hitting the ramp and release that energy by causing the front of the vehicle to rise sharply and the rear to squat downward. Because the rear has been lowered it has less than normal clearance when it hits the same ramp.

     6. Pumping Down (PD): refers to a situation when the shock absorber compression forces during rapid wheel movements are less than the rebound force such that the net or total resulting force on the chassis is predominantly downward, thereby overpowering the spring force and pulling the chassis lower to the ground so that there may be sufficient clearance and bottoming out occurs.

     7. Bottoming Out (BO): this refers to the condition where a bump or other influence on the chassis or wheel causes the axle to try to rise toward the chassis closer than it can physically, that is, to exceed the dynamic range of the travel of suspension. This can cause a severe jolt to the passengers and possibly damage the shock absorber or suspension.

     8. Topping Out (TO): this refers to the condition where a hole or other influence on the chassis or wheel causes the axle to try to fall away from the chassis further that it can physically, that is, to exceed the dynamic range of the travel of the suspension. This can cause a severe jolt to the passengers and possibly damage the shock absorber or suspension.

     9. Height Control (HC): this refers to the adjustment of the overall average height of the chassis above the road surface. It is accomplished by changing the air pressure in air springs (if used in the suspension).

The standard COAST suspension control system consists of sophisticated computer controlled hydraulic suspension units that optimally control all the dynamic characteristics of a vehicle suspension such as roll, pitch, sprung and unsprung frequencies, etc. COAST can also control the air springs and provide several powerful features if a vehicle incorporates an air spring suspension system. Conventional air spring control methods use mechanical leveling valves to maintain the chassis at a given ride height (for towing, variable loads, etc.). If overnight park leveling is desired, additional heavy & expensive hydraulic systems are required. Even when air spring based park leveling systems are used, there is no means to keep the chassis and prevent it from moving on the springs by using its new exclusive Motion Lock Technology T. This new feature relates to the motor home and tour coach industries.

ITEM 2    MANAGEMENT'S PLAN OF OPERATION

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

This statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.

The initial distribution strategy will be to begin sales of the COAST product in markets that have not seen an influx of new products, but whose products are generating profit. The automotive after-market looks for new products that have the ability to generate high profit margins. Management believes that the COAST system fills these needs. There are currently no computer controlled suspensions available for any automotive after-market applications and thousands of dealer distributors looking for this type of product. As a new product, the COAST suspension system will initially have a high sticker price due to low volumes, so the marketing strategy must be constructed carefully in the beginning. There are three types of `volume' customers that AimRite can focus on before the final consumer.

     1. Direct OEM - AHC has started developing the Original Equipment Manufacturing (OEM) business for the COAST system with high-end vehicles. These vehicles consist of luxury buses, motorhomes and heavy duty trucks. These sales will involve shipping systems direct to the OEM factories, representing the simplest distribution requirements. Although no formal agreements have been signed, AimRite has two customers in this category already waiting for product. The Company will broaden this market by attending trade shows, making personal sales contacts with demonstrations, and publishing articles in trade publications.

     2. OEM/Independent Customizers - These manufacturers offer special options, such as Chevrolet's Z71 Off-Road package which includes Bilstein shocks with special tire and wheel packages, and Ford's Eddie Bauer limited edition truck package. In addition, custom vehicle outfitters will be utilized. These businesses custom-build special sport utility vehicles, heavy duty trucks and buses that can cost twice as much as the factory vehicle. Two major companies who upgrade the Chevrolet Suburban for a cost of $75,000 and up have expressed an interest in COAST
       .

     3.   Retail & Others - In addition to the OEM customers, AimRite is developing a program for the new & used auto dealerships, along with parts stores, to install the COAST system on used buses, motorhomes and heavy duty trucks. AimRite will also be exploiting traditional automotive distribution channels worldwide, which include national chain stores, new car and truck
       dealerships,  high  performance  automotive  dealers   and
       distributors, military, motorhome dealers (new and used), specialty shops, etc.

During the development of the automotive after-market for COAST in the SUV, motorhome, truck and bus industries, AHC will be preparing to enter a much larger market with a simplified version of the COAST system that is currently under development. The cost of this simplified system will be about 80% of the full system, with only a small reduction in performance. Since this performance loss applies primarily to the off-road and high performance markets, the impact will be minimal. More importantly, the new system is smaller and more easily applied to the remainder of the automotive market.

AimRite will be developing similar strategies for related damped suspensions, such as seats on farm tractors and in luxury cars. A large maker of tractor seats and a maker of high performance luxury automotive seats have talked with AHC and expressed interest in developing potential products.

Most of the major vehicle manufacturers currently offer computer controlled suspension systems, none of which compares to the power of COAST's unique technology, performance and competitive cost of production - all of which are covered by powerful hardware and software patent protection. COAST is positioned to be the first supplier of computer controlled suspension systems to the automotive after-market. There are very few industry participants in this field because it is so new. The major automobile manufacturers have been developing computer controlled suspension systems for their luxury vehicles and some other major manufacturers of after-market suspension components have prototype systems that are proprietary and have yet to appear as viable commercial systems. In general, most of the participants are major manufacturers that are focused on their own high-end vehicles. The after-market has generally been ignored.

COAST currently has no direct competition due to its power, competitive cost, and both OEM and AFTER-MARKET applications. There are now and have been some active and semi-active suspension systems on high-end OEM luxury cars (e.g. Cadillac, Lincoln, Infiniti, etc.), but there are no after-market computer-controlled suspensions systems. Although the Company's business plan initially targets speciality and after-market vehicles, COAST is equally useable on standard vehicles, such as the Ford Taurus and Buick Century. Most importantly, the COAST system would likely offer significantly improved performance over the current OEM systems.

The closest competitor in the after-market is a system developed by Hyrad Corporation and sold through Rancho Suspensions, a subsidiary of Tenneco. It consists of 4 manually adjustable shocks connected to a control box on the dashboard. There is no computer or intelligence of any kind. The driver must manually turn a knob to change the damping characteristics from soft to harsh. Officers of Hyrad have contacted us to explore the possible application of the COAST controller and algorithms to a new damper they are developing.

The COAST system will initially be manufactured by using outside vendors to build all machined parts, components, circuit boards, cables, etc. AHC will perform final assembly, packaging and shipping of the product. As the production volume increases, more of the fabrication work will be brought `in-house' to lower the cost and increase the market share. How fast production capacity is moved inside will largely depend on the availability of capital for acquisition of the required equipment and facilities.

The Company has already developed an extensive customer base waiting for the availability of COAST suspension systems. AHC will be installing a COAST system on a number of vehicles supplied by the customer base for evaluation of the COAST technology, including the following:

     General Motors Corporation

     Visteon Automotive Systems (Ford)

     Tenneco Automotive (Monroe)

     Freightliner Custom Chassis Corporation

     Oshkosh Truck Corporation

     National Automotive Center (Military)

The COAST system is covered by very strong patents that will provide for a 17-20 year lock down on the technology. AHC, through its master license, will control the U.S. and Foreign issued patents. These patents are related to computer controlled suspension systems, dampers, positions switches, or vehicle leveling and height control used on automobiles, trucks, and motor coaches. Further, there are international applications designating numerous countries (including the U.S.). Licensing agreements exist that provide for minimal royalty payments on the technology and are reflected on financial sheets.

The current staffing is very lean, being composed of a small number of officers and directors working with a variety of key consultants, subcontracting facilities and machine shops. As production and sales increase, full time personnel and staff will be acquired to best grow with the company.

                          Risk Factors

The Company's business is subject to numerous risk factors, including the following:

CHANGES IN THE TRANSPORTATION VEHICLE INDUSTRY. The transportation vehicle business in general, and the vehicle suspension business in particular, are under going significant changes, primarily due to technological advances. These advances have resulted in the availability of alternative types of vehicle suspensions such as Mazda's electronically controlled hydraulic shock absorbers, the Lotus hydraulic servo system, and Ford's automatic load leveler. Nissan-Infiniti offers an extremely complicated system consisting of pumps, hydraulic actuators, various force and height measuring sensors, and a sophisticated computer to control everything. Some models of Cadillac have a new suspension called Road Sensing System (RSS) which incorporates fast-acting hydraulic solenoid valves, position sensors, accelerometers and a computer module. It is impossible to accurately predict the impacts that these and other new technological developments may have on the vehicle suspension industry.

RISKS OF VEHICLE SUSPENSION PRODUCTION. Many of the factors which may affect the Company and its affairs are subject to change or are not within the control of the Company, and the extent to which such factors could restrict the activities or adversely affect the viability of the Company or the value of its holdings are not currently ascertainable.

GENERAL PRODUCTION RISKS. There is a general risk that commercial production and marketing of vehicle suspension systems will never commence. Production risks include delays, death or termination of key personnel, cost overruns and defects in components or production equipment. Delays may be caused by labor disputes, defective production equipment, incompetent personnel, or design flaws. Cost overruns may occur if there are cost changes, design changes, uninsured losses from causes such as natural disasters or delays in production, or other unplanned expenses. Each vehicle suspension production model is different, and past performance is no guarantee of future success. Though the Company has taken every precaution to assure commercially successful production and marketing, circumstances could arise which would overcome its ability to complete and/or deliver the vehicle suspension systems.

Some categories of personnel who may be involved in the Company's projects may also be members of guilds or unions, which bargain collectively with vehicle suspension system manufacturers on an industry-wide basis from time to time. Any work stoppages or other labor difficulties could delay the production of the vehicle suspension systems, resulting in increased production costs and delayed returns to Investors. The Company does not anticipate hiring any guild or union personnel.

REGULATORY FACTORS. The Company is regulated with respect to the offer and sale of its securities by federal and state statutes and governmental regulatory bodies, including the SEC and state securities regulatory bodies. Compliance with the complex laws and regulations governing the business of the Company is difficult, expensive, and time-consuming and requires significant managerial supervision.

If trading were to be halted by any regulatory agency, the Company's ability to complete its capitalization may be totally restricted.

Additionally, failure to comply with such laws and regulations could result in material adverse effect on the Company. Further, any changes in any of these laws and regulations could result in a material adverse effect on the Company.

ITEM 3.   DESCRIPTION OF PROPERTY.

The corporate offices of AimRite Holdings Corporation are located at 1700 Desert Inn Road, Suite 403, Las Vegas, Nevada 89109. Administrative offices are located at 227 Stevens Avenue, Suite 104, Solana Beach, California 92075. The administrative offices are under a lease agreement with KenMar Company Trust (see "Exhibit 10.2"). The property is leased on term of 5 years, from December 15, 1996 until December 15, 2001 on a MONTH TO MONTH BASIS. The rental sum is $1180.00 per MONTH, payable on the fifth day of each month. A late fee of $25.00 is assessed if payment of rent is not received by the fifth day. There has been no requirement of a security deposit.

ITEM 4.   SECURITY  OWNERSHIP  OF CERTAIN BENEFICIAL  OWNERS  AND
          MANAGEMENT.

 The following table sets forth each person known to the Company, as of Friday, May 27, 1999, to be a beneficial owner of five percent (5%) or more of the Company's common stock, by the Company's directors individually, and by all of the Company's directors and executive officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown. (Note: The only individuals who own more than five percent are officers and/or directors. Therefore, only one table is included.)



Title of   Name/Address             Shares            Percentage
Class      of Owner                 Beneficially      Ownership
                                    Owned
Common     The Coleman Family       15,092,090        52.12%
           Trust:
           Kenneth P. Coleman &
           Mary Kay Koldeway-
           Coleman
           655 San Raodolfo Dr.
           #124
           Solana Beach, CA 92075
Common     Stanczyk Investment      126,800           0.44%
           Co.:
           Richard Stanczyk (Rick
           Stanczyk)
           1297 Orchard Glenn
           Encinitas, CA 92024
Common     Total Ownership over 5%  15,218,890        52.56%
           and Directors and
           Officers (2
           individuals)

ITEM 5.   DIRECTORS,  EXECUTIVE OFFICERS, PROMOTERS, AND  CONTROL
          PERSONS

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. Information as to the directors and executive officers of the Company is as follows:



Name/Address             Age               Position
Kenneth P. Coleman       53                President/Direc
655 San Raodolfo Dr.                       tor
#124
Solana Beach, CA 92075
Mary Kay Koldeway-       43                Secretary/Director
Coleman
655 San Raodolfo Dr.
#124
Solana Beach, CA 92075
Richard Stanczyk         58                Treasurer/Director
1297 Orchard Glenn
Encinitas, CA 92024

Kenneth  P.  Coleman; President: Dr. Kenneth Coleman has  been  a
Director and Officer of the Company since its inception.

As Chairman of the Board of Tunex International, Inc., Salt Lake City, Utah, Dr. Coleman was responsible for the administration of goals and policies, expansion capital, and overall well-being of the organization. As a publicly traded corporation, Tunex serves the automotive after-market with a multi-million dollar budget, 60 franchise locations in 10 states, and 400 personnel.

As President of the International Foundation of Consultants, Salt Lake City, Utah and Pasadena, California, Dr. Coleman served as a co-consultant to over 45 corporations. He aided in the overall development of corporate image and management and assisted in acquisition mergers. Dr. Coleman also provided private counseling to executives and conducted seminars and workshops nationally as well as developed radio and TV programs and supervised staff.

Since  1993,  Dr. Coleman has been President and CEO  of  Aimrite
Systems, Inc., a publicly traded company located in San Diego, California.

Dr. Coleman's educational background includes:

     BA   in  Psychology,  Minor  in  Pre-Medicine,  Boise  State
       University, 1971

     Educational Psychology, Butler University, 1971

     MS in Counseling Psychology, Purdue University, 1973

     Philosophy of Psychology, Oxford University, 1973

     Industrial and Group Psychology, Burnell University, 1978

     Psychological  Testing,  University of Southern  California,
       1979

     Ph.D.  in  Psychology, Minor in Management,  Pacific  States
       University, 1979

Mary  Kay  Koldeway-Coleman; Secretary: Mrs. Mary  Kay  Koldeway-
Coleman  has  been  a Director and Officer of the  Company  since
1997.

Since 1978, Mrs. Coleman has taken her professional background serving businesses and corporations in seminars and testing placement programs. She consulted with Tunex Corporation, Salt Lake City, Utah, an after-market automotive industry, and franchise organization. She has also worked in sales, management, payroll and workmen's' compensation.

From 1978 to 1980, Mrs. Coleman was an Assistant with James A. Evenson, Economist & J.D., Boulder, Colorado. There she estimated economic losses for personal injury and wrongful death cases, maintained client files, designed and developed graphics for litigation, and prepared legal reports for expert witness testimony.

From 1980 to 1982, she was a Research Associate with Frank K. Stuart & Associates, Salt Lake City, Utah. She collected, organized and transcribed business correspondence for legal review. She also wrote objective reports form collected documents for counsel.

From 1982 to 1985, Mrs. Coleman was a Trade Director with Barter Systems, Inc., Salt Lake City, Utah. There she maintained client requests and accounts, purchased new products, obtained new accounts, was responsible for doubling trade volume in one year, and oversaw staff meetings.

From  1985  to  1990,  Mrs.  Coleman was  the  Vice-President  of
Operations at Goldman, Ltd., San Francisco, California. After receiving her paralegal degree, she developed and managed the company as a new corporation including filing the required articles of incorporation and acquiring the necessary licenses. She researched federal and state laws regarding label approvals, international shipping, bonding, customs and warehousing. She wrote advertising brochures and articles in national trade magazines. She also managed sales people and coordinated shipping lines for international ocean freight.

Mrs. Mary Kay Coleman's educational background includes:

     BA   in  Psychology  &  Sociology,  Western  State  College,
       Gunnison, Colorado, 1978

     Paralegal  degree from Westminster College, Salt Lake  City,
       Utah, 1985

Richard Stanczyk; Treasurer

Richard Stanczyk has been a director and Chief Financial Officer of the Company since August, 1993.

From  1978 to 1990, Mr. Stanczyk was self-employed as an enrolled
agent,   professionally   licensed  to   represent   individuals,
partnerships and corporations in all matters relating to income, payroll and taxation, in Colorado and California.

From 1990 to 1993, Mr. Stanczyk was a Chief Financial Officer for
M.V.F. Marine, National City, California.

Mr. Stanczyk's educational background includes:

     Bachelor of Science Degree in Accounting, Detroit College

ITEM 6.   EXECUTIVE COMPENSATION

No compensation of directors or executive officers is paid or anticipated to be paid by the Company. Through the Licensing and Consulting Agreement [see "Exhibit 10.1, paragraph 5(a)], KENMAR provides the services of consultants to personally assist the Company in the closing of major potential sales by distributors. The Company, in turn, pays KENMAR a monthly consulting fee [see "Exhibit 10.1, paragraph 3(h)]. The Officers of the Company are consultants working under KENMAR, therefore, any compensation is paid directly to them by KENMAR. Kenneth Coleman is also the Trustee for KENMAR Company Trust.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Kenneth and Mary Kay Koldeway Coleman are husband and wife. There
are   no  other  family  relationships  among  the  officers  and directors.

ITEM 8.   LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 9.   MARKET   FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER
          MATTERS.

The Company's common stock is traded on the over-the-counter market in the United States under the symbol [NASD OTC BB: AIMH].
The following table sets forth the high and low bid quotations:

            Qtr. Ended   Low/Bid           High/Ask
            June 30,     0.50              1.67
            1997
            Sept. 30,    0.1875            1.12
            1997
            Dec. 31,     0.125             0.1875
            1997
            March 31,    0.9375            1.1875
            1998
            June 30,     0.25              1.52
            1998
            Sept. 30,    0.16              0.64
            1998
            Dec. 31,     0.11              0.42
            1998
            March 31,    0.125             1.00
            1999

There are 208 record owners of the Company's stock. The Company has never paid a cash dividend and has no present intention of doing so in the foreseeable future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

During 1998, the Company sold a total of 8,300,000 shares of common stock for a total consideration of $303,300, issued 6,000,000 shares in payment of a loan, and issued an additional 160,010 shares in exchange for consulting services. All issuances were made in reliance upon exemptions from registration provided by section 4 of the Securities Act of 1933, as amended.

ITEM 11.  DESCRIPTION OF SECURITIES.

                          Common Stock

The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, $0.001 par value per share, of which 28,957,605 are issued and outstanding. The shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-
time,   from  funds  legally  available.  In  the  event   of   a
liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

                         Preferred Stock

The Company's Articles of Incorporation authorizes the issuance of 10,000,000 shares of preferred stock, $0.001 par value per share, none of which have been issued. The Company currently has no plans to issue any preferred stock. The Company's Board of Directors has the authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of common stock; however no preferred stock may be issued with rights equal or senior to the preferred stock without the consent of a majority of the holders of then-outstanding preferred stock.

The  Company  considers  it desirable  to  have  preferred  stock
available   to  provide  increased  flexibility  in   structuring
possible  future  acquisitions and  financings,  and  in  meeting corporate needs which may arise. If opportunities arise that would make the issuance of preferred stock desirable, either through public offering or private placements, the provisions for preferred stock in the Company's Certificate of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the common stock which would result in dilution of the income per share and net book value of the common stock. Issuance of additional common stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factor existing at the time of issuance. Therefor, it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's common stock or any other series of preferred stock which the Company may issue. The Board of Directors does not have any specific plan for the issuance of preferred stock at the present time, and does not intend to issue any preferred stock at any time except on terms which it deems to be in the best interest of the Company and its shareholders.

The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Nevada law could delay or make more difficult a merger, tender offer, or proxy contest involving the Company. While such provisions are intended to enable the Board of Directors to maximize shareholder value, they may have the effect of discouraging takeovers which could be in the best interests of certain shareholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

                 Shares Eligible for Future Sale

As of May 27, 1999, of the 28,957,605 issued and outstanding shares, 17,700,004 are subject to resale restrictions and, unless registered under the Securities Act of 1933 (the "Act") or exempted under another provision of the Act, will be ineligible for sale in the public market. Sales may be made after two years from their acquisition in accordance with Rule 144 promulgated under the Act.

In general, Rule 144 permits a person (or persons whose shares are aggregated) who has beneficially owned shares that were acquired privately (either directly from the Company or from an Affiliate of the Company) for at least two years, or who is an Affiliate of the Company, to sell within any three-month period, a number of such shares that does not exceed the greater of 1% of the then-outstanding shares of the Company's Common Stock (approximately 289,576 as of the May 27, 1999) or the average weekly trading volume in the Company's common stock during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements, and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least three years, is entitled to sell all such shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions, or notice requirements. Sales of substantial amounts of the Common Stock of the Company in the public market could affect prevailing market prices adversely.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts, or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

ITEM 13.  FINANCIAL STATEMENTS.

The  financial statements and supplemental data required by  this
Item  13  follow the index of financial statements  appearing  at
Item 15 of this Form 10-SB.

ITEM 14.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS   ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

FINANCIAL STATEMENTS

          Balance Sheet as of December 31, 1998 and 1997.

          Statement of Operation for the years ended December 31,
            1998,   December  31,  1997,  and  the  period   from
            inception through December 31, 1998.

          Statement of Stockholders' Equity

          Statement  of  Cash Flows for the years ended  December
            31, 1998, December 31, 1997, and the period from inception through December 31, 1998.

                  AIMRITE HOLDINGS CORPORATION
                  (A Development Stage Company)
                          BALANCE SHEET



                                 December 31,      RESTATED
                                 1998              December 31,
                                                   1997
            ASSETS
CURRENT ASSETS:
Cash                              $28               0
Parts                             $58,875           $78,874
Completed units                   0                 $29,000
Accounts Receivable               $50,300
Note Receivable                   $250,000
TOTAL CURRENT ASSETS             $359,203          $107,874
PROPERTY AND EQUIPMENT
Testing Equipment                 $60,000           $60,000
TOTAL EQUIPMENT                  $60,000           $60,000
OTHER ASSETS;
Drawings - net of amortization    $205,333          $220,000
Technology - net of amortization  $3,093,471        $3,314,434
Master license agreement          $2,500,000        $2,500,000
TOTAL OTHER ASSETS               $5,798,804        $6,034,434
TOTAL ASSETS                     $6,218,007        $6,202,308

See accompanying notes to financial statements.

                  AIMRITE HOLDINGS CORPORATION
                  (A Development Stage Company)
                          BALANCE SHEET

 LIABILITIES AND STOCKHOLDERS'
            EQUITY
CURRENT LIABILITIES;
Accounts Payable                  $1,500            $130,478
TOTAL CURRENT LIABILITIES        $1,500            $130,478
LONG-TERM DEBT:
Loans and notes payable           $53,213           $260,221
Interest payable                  $10,556           $27,541
TOTAL LONG TERM-DEBT             $63,769           $287,762
STOCKHOLDERS' EQUITY;
Preferred stock, $0.001 par
value
authorized 10,000,000 shares
issued and outstanding  - None
Common stock, $0.001 par value,                     $12,422.59
authorized 25,000,000 shares
issued and outstanding
December 31, 1997 - 12,422,595
December 31, 1998 - 26,957,605    $26,957.60
Additional paid-in Capital        $7,515,316        $6,714,042
Accumulated loss                  $(1,389,537)      $(942,397)
TOTAL STOCKHOLDERS' EQUITY       $6,152,738        $5,784,068
TOTAL LIABILITIES AND            $6,218,007        $6,202,308
STOCKHOLDERS' EQUITY

                  AIMRITE HOLDINGS CORPORATION
                  (A Development Stage Company)
                     STATEMENT OF OPERATION



                 Year Ended   Year Ended   September
                 Dec. 31,     Dec. 31,     6, 1988
                 1998         1997         (inception)
                                           to Dec. 31,
                                           1998
INCOME:

Miscellaneous     $111,625     $0           $111,625
TOTAL EXPENSES   $111,625     $0           $111,625
EXPENSES:
Advertising       $2,250       $(3,951)     $(1,701)
Bank Charges      $143         $55          $250
Write off                                   (1,000)
accounts payable
Consulting fees   $192,660     $179,191     $420,351
Telephone         $263         $5,077       $5,906
Rent              $7,207       $15,904      $24,053
Rental - autos    $468                      $468
Water                                       $76
Professional fees $14,494      $18,469      $32,963
Office expense    $810         $700         $1,510
Postage           $1,211       $1,983       $3,194
Interest expense  $9,712       $16,100      $25,812
Write off loan to              $651,980     $651,980
former
subsidiary
Travel            $8,694       $1,180       $10,222
Printing          $187         $156         $343
R & D             $74,926      $(4,372)     $70,554
Utilities                                   $182
Patents           $4,000       $2,500       $6,500
Lease Expense                  $6,148       $6,148
Miscellaneous     $200         $490         $690

See accompanying notes to financial statements & audit report

                  AIMRITE HOLDINGS CORPORATION
                  (A Development Stage Company)
                     STATEMENT OF OPERATION
                            Continued

Meals/            $3,279            $199              $3,478
entertainment
Auto expense      $2,411            $922              $3,333
Amortization      $235,629                            $235,629
TOTAL EXPENSES   $558,765          $892,913          $1,501,162
NET LOSS         $(447,140)        $(892,913)        $(1,389,537)
NET LOSS PER     $(.0181)          $(.082)           $(.2725)
SHARE
AVERAGE NUMBER   18,081,499        10,943,486        4,658,703
OF SHARES
OUTSTANDING

See accompanying notes to financial statements & audit report

                  AIMRITE HOLDINGS CORPORATION
                  (A Development Stage Company)
                STATEMENT OF STOCKHOLDERS' EQUITY



                     Common Shares     Stock Amount      Additional paid-  Accumulated Deficit
                                                         in Capital
Balance, December    8,926,001         $8,926            $692,551          $(49,48
31, 1996                                                                   4)
February 12, 1997,   27,773            $28               $14,972
issued for cash
February 12, 1997,   2,000,000         2,000             1,252,643
issued for
licensing agreement
February 24, 1997,   14,546            $15               $7,985
issued for cash at
$.055 per share
Cancel investment                                        $4,633,918
in subsidiay
June 5, 1997,        400,000           $400              $7,600
issued for cash
Issued for           1,054,275         1,054             104,373
consulting fee at
$.10 per share
Net loss year ended                                                        $(892,913)
December 31, 1997
Balance, December    12,422,595        $12,423           $6,714,042        $(942,397)
31, 1997
January 2, 1998,     3,500,000         $3,500
issued under
Regulation 504 D
March 2, 1998,       2,000,000         $2,000
issued under
Regulation 504 D
April 30, 1998,      120,010           $120              $119,890
issued for
consulting fee at
$1 per share
September 11, 1998,  40,000            $40               $4,860
issued for
consulting fees at
$.1225 per share
September 11, 1998,  6,000,000         $6,000            $384,000
conversion of loan
and interest to
common stock at
$.065 per share
October 16, 1998,    375,000           $375              $49,925
issued under
Regulation 504 D

See accompanying notes to financial statements & audit report.
                  AIMRITE HOLDINGS CORPORATION
                  (A Development Stage Company)
                STATEMENT OF STOCKHOLDERS' EQUITY
                            Continued

November 3, 1998,    2,500,000         $2,500            $247,500
issued for Note
receivable to be
converted to cash
at $.10 per share
Net loss, year                                                             $(447,140
ended December 31,                                                         )
1998
Balance, December    26,957,605        $26,957           $7,520,217        $(1,389,375)
31, 1998

See accompanying notes to financial statements & audit report.

                  AIMRITE HOLDINGS CORPORATION
                  (A Development Stage Company)
                     STATEMENT OF CASH FLOWS



                                Year Ended Dec.   RESTATED Year
                                31, 1998          Ended Dec. 31,
                                                  1997
         Cash Flows from
         Operating Activities:
        Net Loss                $447,140          $(892,913)
        Amortization            $235,629
        Stock issued for        $124,910          $105,427
         services
        (Increase) decrease in                    $651,980
         receivable from
         subsidiary
        (Increase) in assets    $(251,300)        $(6,202,308)
         Increase (decrease)    $(357,871)        $(206,254)
         in liabilities
         Decrease in            0                 $4,633,918
         investment in
         subsidiary
        (Increase) decrease in                    $5,000
         accounts payable
        Net Cash Flows form     $(695,772)        $(1,905,150)
         Operating Activities
         Cash flows from
         Investing Activities:
        Gain on conversion of                     $627,494
         former subsidiary
         stock
        Net Cash Flows fro                        $627,494
         Investing Activities
         Cash Flows from
         financing Activities:
        Issued common stock     $250,000          $23,000
         for cash
        Issued common stock                       $1,254,643
         for purchase of
         marketing and
         licensing agreement
        Issued common stock     $390,000
         for debt conversion

                  AIMRITE HOLDINGS CORPORATION
                  (A Development Stage Company)
                     STATEMENT OF CASH FLOWS
                            Continued

        Issued scommon stock    $55,800
         under Regulation 504
         D
        Net Cash Flows from     $695,800          $1,277,64
         Financing Activities                     3
         Net increase           $28               $(13)
         (decrease) in cash
         Cash, beginning of     $0                $13
         period
         Cash, end of period    $28               0

See accompanying notes to financial statements & audit report.

EXHIBITS

          3.1 Articles of Incorporation

          3.2 By-Laws

          10.1 International Licensing and Consulting Agreement
10.2 Lease Agreement



                           SIGNATURES

Pursuant  to  the  requirements of Section 12 of  the  Securities
Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                           AimRite Holdings Corporation



                           By:                           /s/
                              Kenneth P. Coleman
                              Kenneth P. Coleman, President